May 13, 2005

VIA FACSIMILE

Jianping Zhang
AGA Resources, Inc.
141-757 W. Hastings Street, Suite #658
Vancouver, British Columbia
Canada V6C 1A1

Re:	Registration Statement Canada V6C 1A1
	File No.: 333-124181
	Filed: April 20, 2005

Dear Mr. Zhang

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 5

1. Please disclose your date of incorporation and a brief description of your mining claim.

2. Please disclose up front that you do not own the claim.

3. Please provide disclosure regarding the following:

* how long you expect to search for gold, and
* what you will do if you do not find gold.

The Offering, page 5

4. Please clarify that proceeds may be $70,000 to $170,000.

Risk Factors, page 6

Our management lacks technical training and experience in mining operations, page 7

5. Because your business plan contemplates the use of third-parties to conduct exploration, please advise us supplementally how this risk factor is material. Please combine this risk factor and the information in the fifth risk factor since they appear to disclose similar risks.

Because we are small and do not any ore reserves or much capital, we may have to limit our exploration activity, page 8

6. Please elaborate as to why the lack of ore reserves limits your ability to conduct exploration.

7. Please consider a risk factor that addresses the fact that you have not allocated any funds to the reclamation of the property you plan to explore.

Use of Proceeds, page 9

8. Please reconcile the amount of money designated for accounting in the table ($1,500) with the amount listed in Item 25. Other
Expenses
of Issuance and Distribution ($4,000).

Plan of Distribution; Terms of Offering, page 13

9. Please disclose that the persons offering the securities on your behalf may be deemed to be underwriters of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

10. We note that the officers and directors conducting this offering will not register as broker/dealers under Section 15 of the Securities Act of 1934. Please disclose whether you will register as broker-dealer or issuer-dealer under the state laws of all states where you are offering these shares and whether such registration is required.

11. We note that you have indicated that you may utilize sales material in promoting the sale of the shares offered pursuant to this prospectus. We remind you of the Section 5 prohibition against utilizing a prospectus that does not meet the requirements of Section
10 of the Securities Act. Supplementally, please confirm your understanding of this requirement and send us a copy of these materials for our review.

12. Please disclose more detail regarding the manner in which these securities will be offered. For instance, clarify whether the responsible individuals will solicit investors through direct mailings, exclusively through personal contact, and/or investment meetings.

13. We note that funds will be placed in an interest bearing account, and that if you do not receive the minimum within 180 days of the effective date of this offering or 90 additional days if extended, then all subscription funds will be returned to investors without interest. Please clarify what happens to the interest if the offering proceeds. For instance, will the interest be added to the subscribers` deposits and applied to the purchase of additional shares or retained by you as proceeds of the offering?

14. We note that officers and directors will not be able to purchase securities in this offering in order to reach the minimum. Please clarify whether they may purchase shares. If so, please confirm, if true, that:
* no offers were made prior to the filing of the registration statement;
* subsequent offers were made only with the prospectus; and
* no funds have or will be committed or paid prior to effectiveness of the registration statement.

Business, page 16

15. Please revise the disclosure here and throughout the prospectus, including the financial statements, to state clearly that the claim is not owned by you.

16. Please remove all references in the document that use the term "mining", "mining claims," "mining operations," "reserves" or any term that can imply mineral production, such as "operations." In particular, substitute the term "mineral properties" for "mining properties."

17. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if you have a commercially viable mineral deposit, a reserve. Please also include appropriate risk factor disclosure.

18. Clarify here and in the prospectus summary whether your primary business will be the development of your single mining claim or the further acquisition and possible development of further claims.
It
appears that you intend to use all of the proceeds of this offering for the development of your current claim. In light of your current resources and dedication of funds, please explain how you are able to afford the acquisition and development of multiple claims and detail any plans to raise further capital.

Background, page 16

19. Please disclose whether Mrs. McLeod acquired the mining claim at your behest and in furtherance of your business plan.
Additionally,
please disclose whether you provided the money for this acquisition.

20. Please disclose how Mrs. McLeod came to purchase this particular mining claim. Disclose the party, if any, that approached Mrs.
McLeod or you about purchasing this claim or engaging in this business plan.

21. Please explain terms such as "fee simple" in terms easily understood by the average investor. Explain the consequences to fee simple ownership. For instance, if the fee simple owner has the right to sell title to the land to a third party, consider a risk factor addressing this issue.

22. We note your statement that you cannot guarantee that a commercially viable mineral deposit exists on the property until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility. Disclose the economic parameters that need to exist for further exploration and explain what you mean by legal feasibility.

Claims, page 18

23. We note that Mrs. McLeod must pay a fee or you must perform work on the claim in order to maintain it. Please disclose whether you will pay (or reimburse Mrs. McLeod) to maintain the claim. Also, please disclose whether you must expend a certain degree of work on the claim in order to maintain it. For instance, must you spend a certain amount of money in exploration in order to maintain the claim.

Property Geology, page 21

24. To the extent possible, please describe your property and plans in non-technical language.

Mineralization, page 21

25. Please disclose how it was Mr. McLeod observed mineralization outside your claim. For instance, did he observe this through on-site exploration of these areas or solely through reports filed with the government of British Columbia.

History of Previous Work, page 21

26. We note that to the best of your knowledge the claim has never been mined; however, please clarify whether there has ever been exploration on Mrs. McLeod`s claims.

27. Describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your properties.

Our Proposed Exploration Program, page 22

28. Please explain exactly what Mr. McLeod did during the five days of prospecting. For instance, disclose the equipment he used and the type and amount of mineralization he observe. Because you state that your officers and directors are inexperienced with exploration, please clarify how you can you be sure that Mr. McLeod identified relevant mineralization. If Mr. McLeod referred to any previously filed reports on the claim, please file those reports as exhibits.

29. Please disclose whether you have any affiliation with Geoterrex
Limited. Also, disclose Geoterrex Limited`s background and credentials.

30. Please disclose whether the exploration consultant will conduct the core sampling and what, if any, participation your employees will have in the exploration. Please file all consulting agreements pursuant to Item 601(b)(10) of Regulation S-B.

31. We note that the breakdown of estimated times and dollars was made by Mr. McLeod in consultation. Please disclose with whom Mr. McLeod consulted in obtaining this information.

32. Please detail the equipment needed for your proposed exploration and its costs.

Regulation, page 24

33. We note that the Canadian Mineral Tenure Act and the British Columbia Mineral Exploration Code set forth various rules and regulations governing your business plan. Please provide more information regarding these requirements, how they impact your exploration plan, and any expenditures that you may be required to make to stay in compliance with their provisions.

Management`s Discussion and Analysis or Plan of Operation, page 25

34. You have disclosed in the first paragraph on page 26 that you will be able to stay in business for one year if you raise at least
$100,000. In the second paragraph on page 26, you state that if you raise less than the maximum amount, you do not believe it will last a year. These statements appear to be contradictory. Please revise.

35. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.

36. Under SEC Industry Guide 7, the terms "ore," "ores" or "ore body," "ore bodies" are treated the same as the term "reserve."
Since all deposits are not necessarily reserves, remove the terms
"ore" and "body of ore," from this filing.

37. Please describe the equipment and other infrastructure facilities needed to explore this property. For instance, describe the source of power that can be utilized at this property. Please refer to Industry Guide 7(b)(1)-(5) for specific guidance.

Liquidity and Capital Resources, page 27

38. You disclosed that you issued 5,000,000 shares of common stock in an offering in December 2004. Your financial statements, notes to your financial statements, and information in the remainder of the document reference an offering of 1,000,000 shares of common stock.
It appears the statement on page 27 is a typographical error. Please revise as necessary.

Management, page 28

39. We note that the officers and directors will devote 10% of their time to your operations. Please specify what their duties will be.

40. Please list your officers` and directors` involvement with other mineral exploration companies, including those that became public companies. Disclose the current status of those other companies.

41. Please be more specific when describing the nature of Moupic
Electronics Ltd.`s business.  Please see Item 401 of Regulation S-
B.

42. Please expand on your description of Mr. McLeod`s geology consultancy and business background for the past five years. For instance, please disclose the types of clients and exploration he conducted. Please see Item 401(a)(4) of Regulation S-B.

Executive Compensation, page 29

43. Please disclose whether you intend to compensate your officers or directors from the proceeds of this offering.

Principal Stockholders, page30

44. Please reconcile the information provided in the column labeled
"Percentage of Ownership After the Offering Assuming all of the Shares are Sold" with the fact that you will have 3,000,000 shares of common stock outstanding after this offering. It would appear that
Mr. Zhang would own 30% of all outstanding stock after the offering,
Mr. McLeod 3.3%, and officers and directors as a group 33.3%, rather than the 64.28%, 7.14%, and 71.42% respectively that is currently listed in the table.

Statement of Changes in Stockholders` Equity, page F-6

45. Your calculation of par value and additional paid-in capital appear to have been calculated using a par value of $0.0001 opposed to $0.00001 as stated in your Articles of Incorporation.  Please
revise as necessary.   Please ensure the revised calculations and
stated par value is updated on your balance sheet, notes to the financial statements, and throughout the remainder of the filing.






Notes to financial statements

Note 1 Nature and Continuance of Operations,  page F-7

46. The information in the third paragraph that the company is planning to file an SB-2 registration statement to register
2,000,000
shares of common stock for resale by existing shareholders appears to be incorrect. Please revise or advise, if otherwise.

Note 2 Summary of Significant Accounting Policies

Comprehensive Loss, page F-10

47. You have disclosed you have no items that represent a comprehensive loss. However, your net loss is a component of comprehensive loss. Please revise. Refer to the definition of comprehensive income in paragraphs 8 and 9 of SFAS 130. In addition, please refer to paragraphs 10 and 15 of SFAS 130. An enterprise that has no items of other comprehensive income in any period is not required to report comprehensive income.

Note 5 Related Parties, page F-11

48. You have disclosed on page 8, title to the property on which you intend to conduct exploration activities is held by Jacqueline A. McLeod. Please expand your disclosure to discuss whether or not lease payments will be made to Mrs. McLeod and the terms and conditions of such an arrangement. If such an arrangement exists, please also include this information in MD&A the section "Certain Transactions."

49. You have disclosed on page 8, title to the property on which you intend to conduct exploration activities is held by Mrs. McLeod. Please expand your disclosure to discuss any agreements you have made with Mrs. McLeod, verbal or otherwise, whereby she retains a certain percentage or ownership of any minerals discovered during your exploration or will be entitled to a percentage of the revenue generated from the use of her property. If such arrangements exist, please also include this information in your MD&A and the section "Certain Transactions."

Exhibit 23.1

50. Each amendment to the registration statement should include a currently dated consent of the independent registered chartered accountant. The financial statements should be updated, as necessary, to comply with Item 310 of Regulation S-K at the effective date.
We
note the company`s fiscal year end is September 30.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   Please direct any questions to Craig Slivka at (202) 942-7470.
You may also direct questions to the undersigned Branch Chief, who supervised the review of your filing, at (202) 942-1950.

						Sincerely,


						Jennifer Hardy
						Branch Chief

CC: 	Conrad C. Lysiak, Esq.
	(509) 747-1770
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE